SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                 SCHEDULE 13G/A
                                (Amendment No. 5)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        Emerging Markets Infrastruct Fund Inc
               --------------------------------------------------
                                (Name of Issuer)



                                     Common
                         -----------------------------
                         (Title of Class of Securities)



                                   290921105
                                 --------------
                                 (CUSIP Number)









                                Page 1 of 5 Pages

                                                                  SCHEDULE 13G/A

CUSIP No.   290921105
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a)   |_|
                                      (b)   |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
         NUMBER                          951,492
         OF                    -------------------------------------------------
         SHARES                6)     SHARED VOTING POWER
         BENEFICIALLY                    None
         OWNED BY              -------------------------------------------------
         EACH                  7)    SOLE DISPOSITIVE POWER
         REPORTING                      951,492
         PERSON                -------------------------------------------------
         WITH                  8)   SHARED DISPOSITIVE POWER
                                        None
--------------------------------------------------------------------------------
9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             951,492
--------------------------------------------------------------------------------
10)       CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.9073%
--------------------------------------------------------------------------------
12)       TYPE OF REPORTING PERSON
             IA
--------------------------------------------------------------------------------

                                                                  Schedule 13G/A

Item 1(a).     Name of Issuer:

Emerging Markets Infrastruct Fund Inc

Item 1(b).     Address of Issuer's Principal Executive Offices:

One Citicorp Centre, 57th floor
153 East 53rd Street
New York, NY 100022

Item 2(a).     Name of Person Filing:

Lazard Freres & Co. LLC

Item 2(b).     Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza
New York, New York  10020

Item 2(c).     Citizenship:

New York Limited Liability Company

Item 2(d).     Title of Class of Securities:

Common Stock

Item 2(e).     CUSIP Number:   290921105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             |_|   (a)  Broker or Dealer Registered Under Section 15 of the Act

             |X|   (e)  Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

Item 4.      Ownership.
             (a)  Amount beneficially owned:   951,492

             (b)  percent of class:   5.9073%

             (c) Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:     591,492

            (ii) Shared power to vote or to direct the vote:  None

           (iii) Sole power to dispose or to direct the disposition of:591,492

            (iv) Shared power to dispose or to direct the disposition of: None

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

              Clients of the Reporting Person have the right to receive dividends and proceeds of sale of the securities reported on this Schedule. To the knowledge of the Reporting Person, no such person has an interest relating to more than five percent of the class of such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable

Item 8.       Identification and Classification of Members of the Group.

              Not applicable

Item 9.       Notice of Dissolution of Group.

              Not applicable

Item 10.      Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    November 3, 2000

                                                /s/ Donald E. Klein
                                                -----------------------------
                                                Donald E. Klein
                                                Sr. Vice President